                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                _______________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)/1/

                           COMMERCIAL METALS COMPANY
          -----------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
          -----------------------------------------------------------
                        (Title of class of securities)

                                  201723 10 3
          -----------------------------------------------------------
                                (CUSIP number)

                            GEORGE W. COLEMAN, ESQ.
                      2200 INTERFIRST ONE, DALLAS, TEXAS
                                (214) 653-4500
          -----------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               DECEMBER 10, 1985
          -----------------------------------------------------------
            (Date of event which requires filing of this statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

               Check the following box if a fee is being paid with the statement [_], (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                      (Continues on the following pages)

                             (Page 1 of 10 Pages)



_____________________
         /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 201723 10 3                                     PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

            The Jacob Feldman and Sara B. Feldman Grantor Trust ("Trust"), the Trustees of which are Jacob Feldman, Robert L. Feldman and Ralph E. Loewenberg
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

             N/A
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(c) or 2 (e)                                                  [_]
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Texas
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                                902,656
                    ----------------------------------------------------------
                     8    SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                  0
 OWNED BY EACH      ----------------------------------------------------------
REPORTING PERSON     9    SOLE DISPOSITIVE POWER
      WITH
                                902,656
                    ----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         [_]

             902,656
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

             00 - Trust
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 201723 10 3                                     PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

            Jacob Feldman
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

             N/A
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(c) or 2 (e)                                                  [_]
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Texas
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                                0
                    ----------------------------------------------------------
                     8    SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                  902,656
 OWNED BY EACH      ----------------------------------------------------------
REPORTING PERSON     9    SOLE DISPOSITIVE POWER
      WITH
                                0
                    ----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                902,656
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         [_]

             902,656
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

             00 - Trustee
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 201723 10 3                                     PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

            Robert L. Feldman
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

             N/A
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(c) or 2 (e)                                                  [_]
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Texas
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                                0
                    ----------------------------------------------------------
                     8    SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                  902,656
 OWNED BY EACH      ----------------------------------------------------------
REPORTING PERSON     9    SOLE DISPOSITIVE POWER
      WITH
                                0
                    ----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                902,656
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         [_]

             902,656
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

             00 - Trustee
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 201723 10 3                                     PAGE 5 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

            Ralph E. Loewenberg
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

             N/A
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(c) or 2 (e)                                                  [_]
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Texas
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                                0
                    ----------------------------------------------------------
                     8    SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                  902,656
 OWNED BY EACH      ----------------------------------------------------------
REPORTING PERSON     9    SOLE DISPOSITIVE POWER
      WITH
                                0
                    ----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                902,656
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         [_]

             902,656
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

             00 - Trustee
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Schedule 13D
                                 ------------

     This Schedule 13D (the "Statement") is filed as an original filing by The Jacob Feldman and Sara B. Feldman Grantor Trust (the "Trust").

ITEM 1.   SECURITY AND ISSUER.
-------   --------------------

          (a)   Title of the class of equity securities:

                Common Stock, par value $5.00 per share (the "CMC Common Stock")

          (b)   Name and Address of the Issuer:

                Commercial Metals Company
                7800 Stemmons Freeway
                Dallas, Texas  75247

ITEM 2.   IDENTITY AND BACKGROUND.
-------   ------------------------

          (a)   Name
                ----

                The persons filing this statement include:

                The Jacob Feldman and Sara B. Feldman Grantor Trust (the "Trust") the trustees of which are

                (i)     Jacob Feldman ("J. Feldman")

                (ii)    Robert L. Feldman ("R. Feldman")

                (iii)   Ralph E. Loewenberg ("R. Loewenberg").

          (b)   Business Address
                ----------------

                Trust:
                                 Stemmons Center
                                 7800 Stemmons Freeway
                                 10th Floor
                                 Dallas, Texas  75247

                Trustees:

                         (i)     Stemmons Center
                                 7800 Stemmons Freeway
                                 10th Floor
                                 Dallas, Texas  75247

                         (ii)    900 Glen Lakes Tower
                                 9400 N. Central Expressway
                                 Dallas, Texas  75231

                         (iii)   R. Loewenberg
                                 450 Park Avenue
                                 27th Floor
                                 New York, NY  10022

          (c)   Principal Business
                ------------------

                Trust: The business of the Trust is to hold and administer (manage, invest and reinvest) as community property certain community property assets placed in trust by Jacob Feldman and Sara B. Feldman (husband and wife) (the "Grantors"), until such time as either of the Grantors revoke the Trust.

                Trustees:

                         (i) Member of the Executive Committee and Director of Commercial Metals Company, full time employee of Commercial Metals Company

                         (ii) Attorney-at-law, actively engaged in private law practice

                         (iii) Director of Commercial Metals Company, President of R.E. Loewenberg Capital Management Corporation

          (d)   Criminal Convictions
                --------------------

                None of the Trust, J. Feldman, R. Feldman or R. Loewenberg have been convicted in a criminal proceeding during the last five years.

          (e)   Civil Proceedings
                -----------------

                None of the Trust, J. Feldman, R. Feldman or R. Loewenberg have been subjected to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws during the last five years.

          (f)   Citizenship
                -----------

                Each of R. Feldman and R. Loewenberg are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------   --------------------------------------------------

     On December 10, 1985, Jacob Feldman and Sara B. Feldman contributed the 902,656 shares of CMC Common Stock to the Trust for the purpose of creating a vehicle to manage certain of their community assets. The Trust paid no consideration for such Shares.

ITEM 4.   PURPOSE OF TRANSACTIONS.
-------   ------------------------

     The business purpose of the Trust is to hold and administer (manage, invest and reinvest) as community property certain community property assets placed in trust by Jacob Feldman and Sara B. Feldman until such time as either of the Grantors revoke the Trust.

     In connection therewith, the Trustees of the Trust will vote and dispose of the shares of CMC Common Stock in the best interest of the beneficiaries of the Trust. This may result in the Trust supporting or opposing matters described in subparagraphs (a) through (j) below, but the Trustees have no specific plans to do so at the present time. At the present time, R. Feldman and R. Loewenberg have executed a revocable declaration of power permitting J. Feldman, in his capacity revocable as a Trustee of the Trust, to vote and to take any other authorized action with regard to all the shares of CMC Common Stock.

     Other than mentioned above, the reporting persons had, and on the date hereof, have, no plans or proposals that relate to or would result in:

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries

          (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the issuer;

          (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) Causing a class of securities of the issue to be delisted from a national securities exchange or to cease to be authorized to be authorized in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)   Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

          (a)   Number and Percentage of Securities Owned:
                -----------------------------------------

                The aggregate number of shares beneficially owned by the Trust is 902,656 shares of CMC Common Stock amounting to approximately 14% of the CMC Common Stock outstanding, based on 6,437,752 shares outstanding as of November 27, 1984.

                Jacob Feldman is also one of five voting trustees of the Feldman Foundation which owned of record and beneficially 304,647 shares of the CMC Common Stock.

          (b)   Type of Ownership:
                -----------------

                R. Feldman and R. Loewenberg have executed and delivered to J. Feldman a revocable Declaration of Power which permits (until revoked by R.Feldman and R. Loewenberg) J. Feldman sole authority to vote, dispose of or otherwise deal with the 902,656 shares of CMC Common Stock held by the Trust. At such time as R. Feldman and R. Loewenberg revoke their Declaration of Power, they shall have authority with J. Feldman to vote, dispose of or otherwise deal with the 902,656 shares of CMC Common Stock.

          (c)   Transactions in Securities:
                --------------------------

                Except as disclosed herein, there have been no transactions of the reporting persons in the securities of the Company during the past sixty days.

          (d)   Not Applicable.

          (e)   Not Applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT
-------   ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ----------------------------

     In the event of the death of Jacob Feldman or Sara B. Feldman the Trust shall be divided into two equal parts and one of such halves of the Trust Corpus will immediately pass over into the Testamentary Trust established under the Last Will and Testament of the deceased Grantor.

     Other than as described herein and elsewhere in this Statement, the reporting persons have no contracts, arrangements or understandings with any person with respect to any securities of Commercial Metals Company.

ITEM 7.   MATERIAL FILED AS EXHIBITS.
-------   ---------------------------

     Exhibit A - Agreement to File Joint Schedule 13D, dated December 16, 1985, by and between the Trustees of the Trust, J. Feldman, R. Feldman and R. Loewenberg.

     Exhibit B - The Jacob Feldman and Sara B. Feldman Grantor Trust Agreement
                 dated September 24, 1985, together with Declaration of Power dated October 4, 1985.

                                                           Page 10 of 10
Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned hereby agree that this Statement is filed on behalf of each of them.

Date:    December 16, 1985                      /s/ Jacob Feldman
                                                -----------------
                                                Jacob Feldman, Trustee of the
                                                Jacob Feldman and Sara B.
                                                Feldman Grantor Trust



                                                /s/ Robert L. Feldman
                                                ---------------------
                                                Robert L. Feldman, Trustee of
                                                the Jacob Feldman and Sara B.
                                                Feldman Grantor Trust



                                                /s/ Ralph E. Loewenberg
                                                -----------------------
                                                Ralph E. Loewenberg, Trustee
                                                of the Jacob Feldman and Sara
                                                B. Feldman Grantor Trust

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                _______________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)/1/



                           COMMERCIAL METALS COMPANY
     ---------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
     ---------------------------------------------------------------------
                        (Title of class of securities)

                                  201723 10 3
     ---------------------------------------------------------------------
                                (CUSIP number)

                                  DENNIS GOOD
                                STEMMONS CENTER
                             7800 STEMMONS FREEWAY
                                  10TH FLOOR
                               DALLAS, TX  75247
                            TELEPHONE (214)689-4337
     ---------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               OCTOBER 17, 1995
     ---------------------------------------------------------------------
            (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

          Check the following box if a fee is being paid with the statement [_] , (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on the following pages)
                             (Page 1 of 7 Pages)

_________________________

     /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                 SCHEDULE 13D

----------------------------                    -------------------------------
 CUSIP NO. 201723 10 3                           Page 2 of 7 Pages
----------------------------                    -------------------------------
-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON S.S OR I.R.S IDENTIFICATION NO. OF ABOVE
      PERSON

             The Jacob Feldman and Sara B. Feldman Grantor Trust ("Trust"), the Trustees of which are Robert L. Feldman and Ralph E. Loewenberg
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3    SEC USE ONLY
-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

             N/A
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(C) OR 2(e)                                                    [_]
-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                                942,031
                    -----------------------------------------------------------
                     8    SHARED VOTING POWER
NUMBER OF SHARES                0
  BENEFICIALLY      -----------------------------------------------------------
 OWNED BY EACH       9    SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH                    942,031
                    -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          [_]

             942,031
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                               [_]
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Approximately 6.1%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

             00 - Trust
-------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

---------------------------                     -------------------------------
 CUSIP NO. 201723 10 3                           Page 3 of 7 Pages
---------------------------                     -------------------------------

-------------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

             Robert L. Feldman
-------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [x]
-------------------------------------------------------------------------------

 3    SEC USE ONLY

-------------------------------------------------------------------------------

 4    SOURCE OF FUNDS*

             N/A
-------------------------------------------------------------------------------

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(c) OR 2(e)                                                    [_]
-------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
-------------------------------------------------------------------------------

                    7     SOLE VOTING POWER
     NUMBER OF
                                0
      SHARES       ------------------------------------------------------------

   BENEFICIALLY     8     SHARED VOTING POWER
     OWNED BY                   942,031
                   ------------------------------------------------------------
       EACH
                    9     SOLE DISPOSITIVE POWER
    REPORTING
                                0
      PERSON       ------------------------------------------------------------

       WITH         10    SHARED DISPOSITIVE POWER

                                942,031
-------------------------------------------------------------------------------

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          [_]

             942,031
-------------------------------------------------------------------------------

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
-------------------------------------------------------------------------------

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Approximately 6.1%
-------------------------------------------------------------------------------

 14   TYPE OF REPORTING PERSON*

             00 - Trustee
-------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


-----------------------                           -----------------------------
 CUSIP NO. 201723 10 3                             Page 4 of 7 Pages
-----------------------                           -----------------------------

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

            Ralph E. Lowenberg
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [x]
-------------------------------------------------------------------------------
 3    SEC USE ONLY
-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

            N/A
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(c) OR 2(e)                                                    [_]
-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Texas
-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                                0
                    -----------------------------------------------------------
                     8    SHARED VOTING POWER

NUMBER OF SHARES                942,031
  BENEFICIALLY      -----------------------------------------------------------
 OWNED BY EACH       9    SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH                      0
                    -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                942,031
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          [_]

            942,031
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                               [_]
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            Approximately 6.1%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

            00 - Trustee
-------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                               Page 5 of 7 Pages


                                 Schedule 13D
                                 ------------

     This Schedule 13D (the "Statement") is filed as Amendment No. 1 to the original filing by The Jacob Feldman and Sara B. Feldman Grantor Trust (the "Trust").

ITEM 2    IDENTITY AND BACKGROUND
          -----------------------

     The following is added to Item 2:

     Mr. Jacob Feldman, a co-Trustee of the Trust, died on June 5, 1995. As a consequence of Mr. Feldman's death, the Trust now has two trustees, Mr. Robert
L. Feldman and Mr. Ralph E. Loewenberg.

     The business address of the Trust contained in Item 2(b) is changed to the following:

          The Jacob Feldman and Sara B. Feldman Grantor Trust
          c/o Dennis Good
          Stemmons Center
          7800 Stemmons Freeway
          10th Floor
          Dallas, TX  75247


ITEM 4    PURPOSE OF TRANSACTION
          ----------------------

     The following is added to Item 4:

     As a consequence of the death of Mr. Jacob Feldman, the Trust has begun to transfer shares of Common Stock of Commercial Metals Company (CMC) to Sara B. Feldman on account of her beneficial interest in the Trust. She is entitled to receive 942,030 shares. The Trust transferred to Sara B. Feldman 398,030 shares of CMC Common Stock on August 21, 1995 and 544,000 shares of CMC Common Stock on October 17, 1995. The remaining 942,031 shares of CMC Common Stock held by the Trust, an aggregate of approximately 6.1% of the issued and outstanding CMC Common Stock, will be held pursuant to the terms of the Trust.

     The revocable declaration of power permitting Jacob Feldman to vote and take action with respect to the shares of CMC Common Stock has lapsed as a result of his death.


ITEM 5    INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

     Since the original filing of Schedule 13D by the undersigned, CMC effected three four-for-three stock dividends which had the effect of increasing to 2,112,961 the number shares of CMC Common Stock held by the Trust. Subsequent to the last such stock dividend, The Trust made a charitable contribution of 48,000 shares of CMC Common Stock, and at various times between January 11, 1994 and April 10, 1995, the Trust sold an aggregate of 180,900 shares of CMC Common Stock. The aggregate number of shares of CMC Common Stock owned by the Trust at the time of Jacob Feldman's death was 1,884,061. 942,030 of such shares were distributed by the Trust as outlined in Item 4.

     The following are added to sections (a), (b) and (c) of Item 5:

     (a) The aggregate number of shares beneficially owned by the Trust as of the date hereof is 942,031 shares of CMC Common Stock, amounting to approximately 6.1% of the CMC Common Stock outstanding.

     (b) R. Feldman and R. Loewenberg have shared power to vote and shared power to dispose of the 942,031 shares of CMC Common Stock owned by the Trust.

     (c) On August 21, 1995, the Trust transferred 398,030 shares of CMC Common Stock to Sara B. Feldman. On October 17, 1995, the Trust transferred 544,000 shares of CMC Common Stock to Sara B. Feldman. See Item 4. At various times between January 11, 1994 and April 10, 1995 the Trust sold an aggregate of 180,900 shares of CMC Common Stock pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended) at per share sales prices ranging between $25.00 and $28.25. During that period the Trust also made a charitable contribution of 48,000 shares of CMC Common Stock.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    Date:  January 3, 1996
                           ________________________________

                    Signature: /s/ Robert L. Feldman, Trustee
                               ______________________________
                    Name/Title:  Robert L. Feldman, Trustee of the Jacob
                          Feldman and Sara B. Feldman Grantor Trust



                    Date:  January 4, 1996
                           ________________________________

                    Signature: /s/ Ralph E. Loewenberg, Trustee
                               _________________________________
                    Name/Title:  Ralph E. Loewenberg, Trustee of the Jacob
                          Feldman and Sara B. Feldman Grantor Trust